

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Ye Tao
Chief Executive Officer
3 E Network Technology Group Ltd
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

> **Re: 3 E Network Technology Group Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted December 7, 2023**
> **CIK No. 0001993097**

Dear Ye Tao:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2023 letter.

Form DRS/A submitted on December 7, 2023

Cover Page

1. Please disclose on the cover page that you have a dual class share structure and that holders of Class A ordinary shares and holders of Class B ordinary shares will have different voting rights. Discuss the voting rights of each class.

2. You state that as of the date of this prospectus, you "have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this offering." Please disclose whether you believe that you are required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. If not,

disclose whether you obtained the opinion of counsel in making your determination.

Capitalization, page 68

3.   We note the revisions here and in the dilution section to reflect the forward split as pro forma. Please tell us when you expect the split to occur. If the split will occur before the effective date of the registration statement, please confirm that all disclosures throughout the filing will retroactively reflect the impact of the split on all share and per share amounts. Refer to SAB Topic 4C.

Description of Share Capital
Voting Rights, page 114

4.   You state that holders of your Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, "except as may otherwise be required by law." Please discuss the circumstances in which the two classes vote together the circumstances that they will be entitled to separate class vote under the law and under your charter.

Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anna Wang